UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER: 0-15423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT
SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANCTRUST FINANCIAL GROUP, INC.
100 Saint Joseph Street, Mobile, AL 36602

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT
DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC
Birmingham, Alabama
June 23, 2010

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets

Cash and cash equivalents	$142,063	$68,080

Investments, at fair value:
Mutual funds	15,813,858	12,727,003
Money market funds	2,670,311	1,785,461
BancTrust Financial Group, Inc. common stock	597,192	2,177,454
Total investments	19,081,361	16,689,918

Receivables:
Employer contribution	-	153,740
Accrued income	1,966	19,178
Total receivables	1,966	172,918

Assets available for benefit	19,225,390	16,930,916

Liabilities
Due to broker for securities purchased	137,186	-

Net assets available for benefits	$19,088,204	$16,930,916

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to:
Net investment income:
Interest and dividends	$395,314
Net appreciation in fair value of investments	1,015,565
1,410,879
Contributions:
Employer	629,012
Employees	1,055,169
1,684,181

Total additions	3,095,060

Deductions from net assets attributed to:
Plan expenses	(42,279)
Benefits paid to participants	(895,493)

Net increase in net assets available for benefits	2,157,288

Net assets available for benefits:
Beginning of year	16,930,916

End of year	$19,088,204

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.

The Plan is available to all employees of the Company and its subsidiaries having at least one month of service and being 21 years of age or older.  In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Plan’s assets are held, and the Plan is administered, by the Trust Department of BankTrust (the “Trustee”), a subsidiary of the Company.

Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions.  Additional discretionary amounts may be contributed at the option of the Company's Board of Directors.  No discretionary contributions were made for the years ended December 31, 2009 and 2008.

Participant Accounts

Individual participant accounts are maintained to reflect the participant’s contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.

Allocations are based on the participant’s investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Forfeitures

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $7,200 and $28,149, respectively.  The forfeited nonvested accounts will be used to reduce employer-matching contributions or to pay certain expenses of the Plan.  Any excess forfeiture shall be allocated to remaining participants' accounts.

Vesting

Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon.  Vesting in the remainder of their account is based on years of credited service.  Participants become 100% vested after three years of credited service for matching contributions and become 100% vested after five years of credited service for additional discretionary employer contributions with no vesting before three and five years of credited service.

A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.

Investment Options

Participants may direct their contributions, and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock.  The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.

Distributions

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance or installment payments.

Participant Loans

Participant loans are not permitted by the Plan.

Administrative Expenses

Plan administrative expenses, with the exception of trustee fees, are paid by the Company.  Trustee fees paid from the net assets of the Plan during the years ended December 31, 2009 and 2008 were $42,279 and $50,000, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 was incorporated into the FASB ASC through ASU No. 2009-02 on June 30, 2009 and identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy).  The adoption did not have a material impact on the Plan’s financial statements.

 Additional Fair Value Measurement Guidance. In April 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability.  The new guidance, which is now part of the FASB ASC Fair Value Measurements and Disclosures Topic, requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the FASB ASC Investments - Debt and Equity Securities Topic.  The provisions of the new guidance were effective for interim periods ending after June 15, 2009.  The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan’s financial statements.

Fair Value Measurements and Disclosures — Investments in Certain Entities That Calculate Net Asset Value per Share. In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent).  The new guidance, which is now part of the FASB ASC Fair Value Measurements and Disclosures Topic, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Financial Services - Investment Companies Topic. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments.  The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009.  The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

Subsequent Events. The Plan has adopted certain provisions of FASB ASC Topic 855, “Subsequent Events,” which were issued in May 2009.  This topic requires evaluation of subsequent events through the date that the financial statements are issued or are available to be issued.  FASB ASC Topic 855 sets forth the period under which the reporting entity should evaluate the subsequent events to be recognized or disclosed, the circumstances under which the reporting entity should recognize the events or transactions that occur after the balance sheet date, and the disclosures that the reporting entity should make about the subsequent events.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09 “Subsequent Events (Topic 855)-Amendments to Certain Recognition and Disclosure Requirements” which removes the requirement for U.S. Securities and Exchange Commission (the “SEC”) filers to disclose the date through which subsequent events have been evaluated.  The ASU No. 2010-09 is effective upon issuance.  Events that have occurred subsequent to December 31, 2009 have been evaluated by the Plan in accordance with ASU No. 2010-09.

In addition, the following accounting pronouncement was issued by FASB, but is not yet effective:

Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements.  The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number.  In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance.  Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3.  The new guidance is effective for interim and annual reporting periods beginning after December 15, 2010, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2011.  The expanded disclosures will be included in the Plan’s financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Plan’s financial statements effective December 31, 2011.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	Units	Fair Value
2009:
Washington Mutual Investors Fund	110,178	$2,713,683
American Balanced Fund	203,795	3,305,561
Prime Obligation Fund # 10	2,639,105	2,639,105
AMCAP Fund	124,597	2,079,519
Fundamental Investors Fund	56,849	1,861,220
New Perspective Fund	64,960	1,664,265
Capital Income Builder Fund	34,930	1,672,786

2008:
Washington Mutual Investors Fund	115,565	$2,471,940
American Balanced Fund	202,292	2,789,606
AMCAP Fund	121,857	1,479,345
BancTrust Financial Group, Inc. common stock	147,524	2,177,454
Fundamental Investors Fund	58,131	1,452,693
New Perspective Fund	72,618	1,368,857
Capital Income Builder Fund	35,621	1,479,360

For the year ended December 31, 2009, the Plan’s investments appreciated (depreciated) in fair value as follows:

2009
Fair value as determined by quoted market value:
Mutual funds	$2,861,344
BancTrust Financial Group, Inc. common stock	(1,845,779)
$1,015,565

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUES DISCLOSURES

Fair Value Measurements

In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), The Plan measures the fair value of Plan assets using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents financial assets measured at fair value by level within the fair value hierarchy as of December 31, 2009 and 2008:

		Fair Value Measurements at December 31, 2009
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Mutual Funds:
Growth funds	$5,538,436	$5,538,436	$-	$-
Balanced funds	3,305,561	3,305,561	-	-
Fixed income funds	722,172	722,172	-	-
Growth and income funds	6,247,689	6,247,689	-	-
Money Market Funds	2,670,311	-	2,670,311	-
BTFG, Common Stock	597,192	597,192	-	-

Total assets at fair value	$19,081,361	$16,411,050	$2,670,311	$-

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUES DISCLOSURES

Fair Value Measurements (Continued)

		Fair Value Measurements at December 31, 2008
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Mutual Funds:
Growth funds	$3,999,609	$3,999,609	$-	$-
Balanced funds	2,789,606	2,789,606	-	-
Fixed income funds	533,795	533,795	-	-
Growth and income funds	5,403,993	5,403,993	-	-
Money Market Funds	1,785,461	-	1,785,461	-
BTFG, Common Stock	2,177,454	2,177,454	-	-

Total assets at fair value	$16,689,918	$14,904,457	$1,785,461	$-

NOTE 5.	RELATED PARTY TRANSACTIONS

The Trustee, the Trust Department of BankTrust, acts as trustee, custodian and record keeper of the Plan.  The Trustee is a subsidiary of the Company. Additionally, at December 31, 2009 and 2008, the Plan owned $597,192 (208,081 shares) and $2,177,454 (147,524 shares), respectively, in Company stock.  In 2009, dividends received by the Plan on Company stock were $24,703.

NOTE 6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their account balances.

NOTE 7.	TAX STATUS

The Plan adopted a non-standardized form of a prototype plan sponsored by the Trust Department of BankTrust.  The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied upon by this Plan.  The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008

Net assets available for benefits per financial statements:	$19,088,204	$16,930,916
Cash to accrual adjustment for accrued interest and dividends	(1,966)	(19,178)
Net assets available for benefits per the Form 5500	$19,086,238	$16,911,738

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

2009

Change in net assets available for benefits per the financial statements	$2,157,288
Cash to accrual adjustment for accrued interest and dividends	17,212
Change in net assets available for benefits per the Form 5500	$2,174,500

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Federated U.S. Treasury	Treasury Obligations Fund Institutional Shares #68	$31,206
Federated Money Market	Prime Obligations Fund Institutional Shares #10	2,639,105
	Total money market funds	2,670,311

The American Funds	AMCAP Fund	2,079,519
The American Funds	American Balanced Fund	3,305,561
The American Funds	Bond Fund of America	326,188
The American Funds	Capital Income Builder Fund	1,672,786
The American Funds	Fundamental Investors Fund	1,861,220
The American Funds	New Perspective Fund	1,664,265
The American Funds	Washington Mutual Investors Fund	2,713,683
The American Funds	Euro Pacific Growth Fund	607,299
Federated Investors	Federated Kaufman Fund Class A #66	498,227
Federated Investors	Federated Mid-Cap Growth Strategy Fund Class A #677	209,996
Federated Investors	Federated Income Trust #36	395,984
T. Leavell & Associates, Inc.	Government Street Equity Fund	262,419
Old Mutual Investment Funds	Old Mutual Focused Fund	216,711
	Total mutual funds	15,813,858

*BancTrust Financial Group, Inc.	Common stock	597,192

	Total investments	$19,081,361

*Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2010
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan
By: The Trust Department of BankTrust, as its
Trustee
By: /s/Robert B. Doyle, III
Robert B. Doyle, III
As its Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.

23.1	Consent of Independent Registered Public Accounting Firm